Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     Claude Resources Releases Santoy 8/8E Drilling Results - "Intercepts
     314.25 g/t over 1.74 metres and 24.31 g/t over 10.88 metres"

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, Feb. 5 /CNW Telbec/ - Claude Resources (TSX: CRJ / AMEX: CGR)
today released the results of an extensive 2007 exploration drill program on the Santoy 8 and 8E deposits of the Seabee region in northern Saskatchewan.
Highlights of the exploration program include the following (full results available on the Claude Resources Inc. website at www.clauderesources.com):

     <<
      Hole ID     Grams /Tonne   Width (m)
     -------------------------------------------------------------------------
     JOY-07-246       63.15        0.80
     JOY-07-258       15.57        2.82      Including 26.44 g/t over 1.47 m.
     JOY-07-285      105.07        0.99
     JOY-07-286       24.31       10.88      Including 23.08 g/t over 1.01 m.
                                             Including 140.95 g/t over 1.00 m.
                                             Including 22.68 g/t over 1.03 m.
                                             Including 48.57 g/t over 1.03 m.
     JOY-07-288       11.07        5.99      Including 25.01 g/t over 0.97 m.
                                             Including 32.07 g/t over 0.95 m.

     JOY-07-289       20.39        2.04      Including 39.40 g/t over 0.99 m.
     JOY-07-295       10.75        4.60      Including 28.26 g/t over 1.42 m.
     JOY-07-297       18.16        3.46      Including 44.65 g/t over 1.05 m.
     JOY-07-404        9.87        4.07      Including 22.16 g/t over 1.22 m.
     JOY-07-407       30.49        1.35
     JOY-07-410       33.36        5.02      Including 119.40 g/t over 1.25 m.
     JOY-07-423       17.42        4.77      Including 33.27 g/t over 2.01 m.
     JOY-07-424       23.19        2.03      Including 38.72 g/t over 1.00 m.
     JOY-07-426       12.71        3.25      Including 28.31 g/t over 1.20 m.
     JOY-07-426       19.40        1.54
     JOY-07-478       48.82        2.40
     JOY-07-479      314.25        1.74
     JOY-07-482       46.95        1.05
     JOY-07-485       12.91        3.18
     JOY-07-489       13.76        4.96
     -------------------------------------------------------------------------
     >>

     "The results reported today have significantly extended mineralization and proved continuity within the Santoy 8 and 8E deposits which are located within twelve kilometres of the Seabee mill," stated Claude Resources
Exploration Manager Brian Skanderbeg. "Mineralization remains open down plunge as well as to the north of the Santoy 8 and 8E zones."
     The drill program, carried out between January and November 2007, was comprised of 144 diamond drill holes totaling 31,610 metres in Santoy 8
(23,380 m in 101 holes) and Santoy 8E (8,230 m in 43 holes). The program provided 25-meter infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions. Gold mineralization at Santoy 8 has been confirmed over a strike length of 600 metres, a dip length of 350 metres and remains open along strike and down plunge to the north. Santoy 8E has been intercepted over a strike length of 200 metres, a dip length of 250 metres and remains open along strike and down plunge to the north. True thickness of
Santoy 8 and 8E deposits varies from 1.5 to 30 metres.

     Drilling of the Santoy 8 and 8E deposits conducted up to September 2005 defined an inferred resource of 910,000 tonnes at 8.7 g/t uncut and 6.1 g/t with a top cut of 30.0 g/t. Claude Resources is in the process of producing a revised 43-101 resource calculation.
     Philip Ng, P.Eng. and Claude's Vice-President of Mining Operations, is
the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 - 1.5 meters were submitted to TSL
Laboratory, an ISO approved facility, in Saskatoon, Saskatchewan. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 10 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric finish. Intercepts are reported as drilled widths and range from 70% to 95% of true widths. Composite intervals were calculated using a
3.00 g/t cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505, Fax: (306) 668-7500; Brian Skanderbeg,
Exploration Manager, Claude Resources Inc., (306) 668-7505, Fax: (306)
668-7500; clauderesources(at)clauderesources.com; www.clauderesources.com;
Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 07:00e 05-FEB-08